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                             December 23, 2021

       G. Reed Petersen
       President
       Victoria Lake, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Victoria Lake, Inc.
                                                            Amended
Registration Statement on Form 10-12G
                                                            Filed on December
15, 2021
                                                            File No. 000-56316

       Dear Mr. Petersen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amended Registration Statement on Form 10 filed December 15, 2021

       General

   1. We note the revised disclosures in response to prior comment 2, including the risk factor on page 13. Please
revise the risk factor to remove the reference to the SEC changing its position and instead
discuss the risk if the company did not have an available exemption for the recent
unregistered sales and provide clear disclosure of the specific risks to the company if the
exemptions were not available. Lastly, in the disclosure on page 27, please revise to clarify
whether the Oklahoma corporation was incorporated for the purpose of changing the state of
incorporation and clarify whether there were any additional reasons for the merger, such as
whether the Oklahoma company had a separate shareholder base, etc. For guidance,
please see Section 203.02 of our Compliance and Disclosure
                                                        Interpretations
(Securities Act Sections), which is available on our website.
 G. Reed Petersen
FirstName  LastNameG. Reed Petersen
Victoria Lake, Inc.
Comapany23,
December   NameVictoria
               2021     Lake, Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jacob Heskett